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Exhibit 4.6.10

                    NEW MILLENNIUM PR COMMUNICATIONS WARRANTS

                              TERMS AND CONDITIONS

CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANINGS ASCRIBED THERETO ON THE WARRANT CERTIFICATE (THE "WARRANT CERTIFICATE") TO WHICH THESE TERMS AND CONDITIONS ARE ATTACHED.

EXERCISE PRICE: The price to be paid to the Company for each Share to be purchased upon exercise of the Warrants shall be $2.75 per Share.

EXPIRATION DATE AND TIME: The Warrants are exercisable at any time and from time to time prior to 5:00 PM (Eastern Time) on September 3, 2010 (the "EXPIRATION DATE"). All rights of the Holder in the Warrants terminate on the Expiration Date.

MANNER OF EXERCISE: The Holder may exercise the Warrants at any time and from time to time prior to the Expiration Date by delivering to the Company at its Corporate Office (as defined below) (i) a duly executed Subscription Form on the reverse side of the Warrant Certificate and (ii) a bank cashier's or certified check for the aggregate Exercise Price of the Shares being purchased. Upon exercise of the Warrants in accordance with these Terms and Conditions, the Company will cause its transfer agent to countersign and deliver the stock certificate to the Holder representing the Shares being purchased pursuant to such exercise subject to adjustment as described below.

"CORPORATE OFFICE" shall mean the office of the Company (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 408 Bloomfield Drive, Unit # 1, West Berlin, New Jersey 08091.

ADJUSTMENTS TO THE WARRANTS: In case of a Capital Reorganization, Merger or Sale (as each such term is defined below), the Company shall cause effective provision to be made so that the Holder shall have the right thereafter, by exercising the Warrants, to purchase the kind and number of shares of stock or other securities or property (including cash) receivable upon such Capital Reorganization, Merger or Sale as the Holder would have been entitled to receive had the Holder exercised the Warrants in full immediately before such Capital Reorganization, Merger or Sale.

Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in these Terms and Conditions. The adjustments under these Terms and Conditions shall apply to successive Capital Reorganizations, Mergers and Sales.

For purposes of these Terms and Conditions: (A) "CAPITAL REORGANIZATION" shall mean any reclassification, capital reorganization, stock dividend, or other change of outstanding shares of common stock of the Company; (B) "MERGER" shall mean any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization, stock dividend, or other change of outstanding shares of common stock of the Company); and (C) "SALE" shall mean any sale or conveyance to another corporation of the property of the Company as, or substantially as, an entirety (other than a sale/leaseback, mortgage or other financing transaction).